Exhibit 99.1

MY Begins SCD WTG Commercialization,

Offers Total Solutions for Offshore Wind Power in China

— Demonstrates Successful Operation of 2.5/3.0MW SCD Prototype

— China’s NEA to Hold Forum on Offshore Wind Power

— SCD Update Conference Call and Webcast

to be Held on Monday June 27, 2011 8am EST

ZHONGSHAN, China, June 21, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE:MY), a leading wind turbine manufacturer in China, today announced detailed plans for the commercialization of its 2.5/3.0MW Super Compact Drive (“SCD”) prototype wind turbine generator (“WTG”). The Company also celebrated six months of successful operation of its 2.5/3.0MW SCD prototype in Rudong, Jiangsu, which was connected to the power grid at the end of 2010.

The Company also noted that the National Energy Administration of the People’s Republic of China announced that there will be a working forum on offshore wind power in China in Nantong, Jiangsu on June 22, 2011. In advance of the forum, delegates from various government departments and the Chinese wind power industry today paid an onsite visit to witness the operation of Ming Yang’s SCD WTG at the Rudong Development Zone Offshore Wind Farm.

To support the commercialization of its 2.5/3.0MW SCD WTG, Ming Yang announced that has completed the planning stage for its supply chain for the SCD WTG including:

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Vertically Integrated Supply Chain: Core components including blades, generators, gearboxes and electrical control systems are to be either manufactured in-house or purchased through an affiliated company.

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Total Quality Assurance: A Total Quality Assurance System (“TQAS”) has been established covering the entire manufacturing process, including blade static load testing, WTG test rig, gearbox test rig, electrical test systems and self-developed large scale WTG full working condition/full power load test bed in China. During the full power load testing under grid conditions of the first batch of the 2.5/3.0MW SCD WTGs destined for Dabancheng, Xinjiang, up to 110% of their rated maximum output power was achieved.

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Complete SCD Product Line: Ming Yang plans to offer customized SCD WTGs in configurations of 2.5MW and 3.0MW, catering to IIA, IIA+, IIIA and IIIA+ and other grades of wind conditions for onshore, coastal and offshore applications. As of March 31, 2011, Ming Yang had signed orders for 67 units of SCD WTGs, with an aggregated of 85 additional units awarded.

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A Unique Competitive Edge in Offshore Wind Power Total Solution: Ming Yang has teamed up with China Railway Major Bridge Engineering Group Co., Ltd. (“MBEC”) to provide integrated WTG, engineering and construction solutions for offshore wind farms in China. MBEC is a wholly-owned subsidiary of China Railway Group Limited and is a large integrated construction group that encompasses bridge construction and research, reconnaissance and design, construction and equipment manufacturing. Ming Yang hopes to utilize MBEC’s expertise in offshore construction and equipment to offer a unique total wind power solution using SCD WTGs.

“The fact that Ming Yang has been able to create the industrial supply chain for 1.5MW wind turbine, to engage and dedicate themselves in building up the whole SCD supply chain, as well as a comprehensive test platform within such a short period of time, is nothing short of astonishing,” said Mr. Soenke Siegfriedsen, Managing Director of aerodyn Asia Co., Ltd. “This should lay a solid foundation for the commercialization of the SCD WTG.”

“Ming Yang is firmly on track with its SCD roll out and growth plans. We believe the successful operation of our SCD prototype in Rudong demonstrates the commercial feasibility of our SCD technology and its reliability,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Building up the SCD platform from core components to the complete WTG and our full power testing platform will help us provide large scale production of the 2.5/3.0MW SCD WTG as well as reduce the installation and testing cycle. This marks another significant milestone towards our goal of ‘Zero Inspection Testing with Low Maintenance’. We also believe we are the first WTG manufacturer in China with the ability to develop the full power testing platform and provide total solutions for offshore WTG installation. I am confident that the unique technology and cost advantages of the SCD coupled with such a competitive total solution will help Ming Yang become the leading provider of offshore wind power technology in China.”

Ming Yang will be hosting a conference call on Monday, June 27, 2011 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong Time) to discuss its recent business progress on the SCD WTG.

To access the conference call, please dial:

United States toll-free:	866 3838119

International:	+1 6175975344

Please ask to be connected to China Ming Yang Wind Power Group SCD Call and provide the following passcode: 42268048.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the company’s web site at http://ir.mywind.com.cn/.

Following the SCD conference call, an archive of the call will be available by dialing:

United States toll-free:	1 888 286 8010

International:	+1 617 8016888

The passcode for replay participants is: 17865930. The telephone replay also will be archived on the “Investor Relations” section of the company’s web site for seven days following the call.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau Phone: + 86 760 2813 8898 Email: calvin.lau@mywind.com.cn http://ir.mywind.com.cn

Fleishman-Hillard

New York Kristen Lewko Phone: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Phone: + 852 2530 0228 Email: hkg.mingyang@fleishman.com